FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated March 3, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: March 03, 2007	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	March 3 , 2007

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Jodhpur on March 1-3, 2007 approved, subject to necessary approvals, the incorporation of a new wholly-owned subsidiary, ICICI Holdings, and the transfer of its investments in ICICI Prudential Life Insurance Company Limited (ICICI Life), ICICI Lombard General Insurance Company Limited (ICICI General), Prudential ICICI Asset Management Company Limited (ICICI AMC) and Prudential ICICI Trust Limited (ICICI Trust) to this new company. ICICI Bank currently holds approximately 74% of ICICI Life and ICICI General and 51% of ICICI AMC and ICICI Trust. These investments would be transferred to ICICI Holdings at the book value in the books of ICICI Bank (currently about Rs. 1,950 crore).

ICICI Life and ICICI General are the largest life insurance and general insurance private sector companies in India. The growth momentum in the insurance sector is expected to continue given the growth of the Indian economy, rising household incomes and growing penetration of insurance products. This would lead to additional capital requirements for the insurance businesses. ICICI AMC manages the largest mutual fund in India1, and is well-placed to capitalise on the growth opportunities in this space. ICICI Holdings may consider a public listing of its equity shares at an appropriate time to meet a part of the further capital requirements of ICICI Life and ICICI General. ICICI Bank intends to retain majority ownership in ICICI Holdings.

It is proposed that with effect from June 1, 2007, Ms. Kalpana Morparia, Joint Managing Director, ICICI Bank, would assume responsibility for ICICI Holdings as its Managing Director & CEO, subject to necessary approvals.

About ICICI Life

ICICI Life is India’s largest private sector life insurance company with a market share of about 29% in the private sector and 9% overall during April 2006-January 2007. For the nine months ended December 31, 2006, ICICI Life had a total premium income (including renewal premium) of over Rs. 4,500 crore. While ICICI Life had an accounting loss of Rs. 348 crore during this period, its unaudited New Business Achieved Profit (NBAP) was Rs. 540 crore. NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters.

1 At February 28, 2007.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

About ICICI General

ICICI General is India’s largest private sector general insurance company with a market share of about 36% in the private sector and 13% overall during April 2006-January 2007. ICICI General has expanded its distribution and substantially increased its business volumes with a growing proportion of non-corporate business, which incrementally accounts for over 60% of its gross written premiums. For the nine months ended December 31, 2006, ICICI General had a total premium income of over Rs. 2,300 crore, combined ratio of under 100% and profit after tax of Rs. 49 crore.

About ICICI AMC

ICICI AMC manages the Prudential ICICI Mutual Fund, which was India’s largest mutual fund at February 28, 2007 with assets under management of about Rs. 43,300 crore and a market share of about 12%. For the nine months ended December 31, 2006, ICICI AMC achieved a profit after tax of Rs. 33 crore. ICICI Trust is the trustee company for the fund.

Note: Financial results of entities other than ICICI AMC are unaudited.

1 crore = 10.0 million.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'would, 'will’, ‘growth’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

The incorporation of a new subsidiary and transfer of investments in insurance and asset management subsidiaries to this new subsidiary is subject to various approvals and there can be no assurance of the time taken to obtain such approvals, the nature and impact of any conditions specified in such approvals or that such approvals will be obtained at all. The impact of the proposed transfer of investments on the price of ICICI Bank’s equity shares and American Depositary Shares is uncertain. There can be no assurance that the proposed new company will seek to raise capital to meet the requirements of the insurance subsidiaries or of the valuations at which such capital may be raised or that it will be successful in raising such capital. ICICI Bank may continue to invest capital in the insurance subsidiaries and will continue, through its investment in the new company, to be exposed to the risks of the insurance and asset management subsidiaries. NBAP is based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

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